GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (general investors, analysts and media)
(jacinto.marina@tmm.com.mx)	(kwalczak@dresnerco.com)
011-525-55-629-8790	312-726-3600

Brad Skinner, Senior Vice President	AT PROA STRUCTURA:
Investor Relations	Marco Provencio
011-525-55-629-8725	011-525-55-629-8758
(brad.skinner@tmm.com.mx)	(mp@proa.structura.com.mx)

KANSAS CITY SOUTHERN COMPANY CONTACT:
William H. Galligan
Asst. Vice President Investor Relations
(william.h.galligan@kcsr.com)
816-983-1551

Doniele Kane
Dir. Corporate Communications
(doniele.c.kane@kcsr.com)
816-983-1372

Kansas City Southern and Grupo TMM Announce
Expiration of Department Of Justice Hart-Scott-Rodino Waiting Period
Allowing NAFTA Rail Transaction to Proceed Without Further U.S. Antitrust Review

(Kansas City, August 1, 2003) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; TMM”) and Kansas City Southern (NYSE: KSU; “KCS”), announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) for their proposed NAFTA Rail transaction has expired without a formal request from the U.S. Department of Justice (“DOJ”) for additional information of documentary material, allowing KCS and TMM to consummate their transaction without any further delays that could have resulted from requests for additional information by the Justice Department under U.S. antitrust laws. Under the HSR process, the DOJ had thirty (30) days after notice is filed to issue a “second request” asking for various documents and information from the HSR parties. The waiting period officially expired yesterday, July 31, 2003, without action by the DOJ. While the transaction has cleared the regulatory waiting period under HSR for antitrust review in the United States, the transaction placing TFM, S.A., de C.V. (“TFM”) under common control of NAFTA Rail must still be approved by the Foreign Investment Commission in Mexico, the shareholders of both companies, and TMM bondholders. The transaction has already received approval from the Mexican Competition Commission, which looks at antitrust issues in proposed transactions in Mexico.

“We are very gratified that the U.S. Department of Justice has determined to allow the transaction to proceed without a request for additional information under the antitrust laws,” stated Michael R. Haverty, Chairman, President, and Chief Executive Officer of KCS.“ We believe that NAFTA Rail will enhance rail competition in Mexico and the United States and improve rail service for shippers in the vitally important North American rail corridor. This is one more step in our effort to make NAFTA Rail a strong competitor in the NAFTA trade corridor.”

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Grupo TMM
Add 1

Jose Serrano, Chairman of Grupo TMM, said “The expiration of the waiting period removes another hurdle to our ability to complete the transaction.”

In a separate, but related proceeding, Haverty and KCS Executive Vice President and Chief Operating Officer, Gerald Davies, testified yesterday before the U.S. Surface Transportation Board (“STB”) at a public hearing held to discuss and take evidence on KCS’s plans to place The Kansas City Southern Railway Company (“KCSR”), Gateway Eastern Railway Company (“Gateway”), and The Texas Mexican Railway Company (“Tex Mex”) under the common control of KCS (the “Applicant”). This public hearing was scheduled by the STB to allow the Applicant and the public to comment on this transaction, which is separate from the TFM transaction. KCS had earlier purchased 51 percent of Tex Mex’s parent company, Mexrail Inc., for $32.7 million but placed those shares in an independent voting trust pending STB authority to commonly control KCSR, Gateway, and Tex Mex. The STB has published a procedural schedule that would result in a final decision in this matter by October 17, 2003.

“We were very pleased that Chairman Nober and the STB staff scheduled this hearing to allow us and many of the affected parties to comment on the importance of our transaction to future competitive rail service between the U.S. and Mexico,” said Haverty.

Joining KCS in testifying in support of the transaction at the STB hearing were The U.S. Department of Agriculture, Watco Companies, Inc., Triangle Marine Industrial Park, Bartlett Company, Beachner Grain, Inc., E. I. du Pont de Nemours and Company, Martin Product Sales LLC, and MeadWestvaco Corporation. Over 90 parties to date have filed written comments in support of the NAFTA Rail transaction.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is The Kansas City Southern Railway Company. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS’s rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in TFM, which operates Mexico’s Northeast Rail Lines and carries over 40 percent of the country’s rail cargo.

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Grupo TMM Add 2
Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.
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